LIFOGRAPH INC
BALANCE SHEET
As of December 31, 2019 & 2018

	December 31, 2019	December 31, 2018
ASSETS		
Cash and cash equivalents	$ 84,956.00	$ 4,674.00
Total Current Assets	$ 84,956.00	$ 4,674.00
TOTAL ASSETS	$ 84,956.00	$ 4,674.00
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
State Tax Payable	$ 1,600.00	$ 800.00
Other Payables	$ 4,565.00	$ 16,340.00
Total Current Liabilities	$ 6,165.00	$ 17,140.00
Long-Term Debts	$ 59,021.00	$ 33,873.00
Total Liabilities	$ 65,186.00	$ 51,013.00
Shareholders' Equity		
Capital Stock	$ 178,137.00	$ 178,137.00
Additional Paid-in Capital (SAFEs)	$ 240,973.00	$ 50,000.00
Retained Earnings (Accumulated deficits)	$ (399,340.00)	$ (274,477.00)
Total Shareholders' Equity	$ 19,770.00	$ (46,340.00)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 84,956.00	$ 4,674.00